Exhibit 99.1

Oi S.A. - In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

PUBLICLY-HELD COMPANY

FINAL DETAILED VOTING CHART

Final detailed voting chart of the Extraordinary Shareholders’ Meeting held on April 19, 2021, at 3 p.m., at the headquarters of the Company, located at Rua do Lavradio, 71, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, including votes cast through remote voting ballots.

Extraordinary Shareholders’ Meeting held on April 19, 2021 - 3 p.m
	Shareholding Position
	Common Shares	Preferred Shares	TOTAL
Capital Stock	5,796,477,760	157,727,241	5,954,205,001
Treasury Shares	30,595	1,811,755	1,842,350
Capital Stock without Treasury Shares	5,796,447,165	155,915,486	5,952,362,651
Total Shares of Participating Shareholders	1,704,222,979	13,079,062	1,717,302,041
% Capital Stock	29.40	8.39	28.85

SEQ.	Individual/Corporate Taxpayers’ Registry No. (CPF/CNPJ)	TOTAL SHARES (COMMON + PREFERRED	AGENDA
			1. Consideration and resolution on the issuance, by the Company, of the declaration required by Judgment No. 1, dated January 8, 2021, which gave rise to the Prior Consent from the National Telecommunications Agency (Agência Nacional de Telecomunicações), or Anatel, for the merger of Telemar Norte Leste S.A. - In Judicial Reorganization ("Telemar"), a wholly-owned subsidiary of Oi, with and into the Company, as provided for in the Judicial Reorganization Plan.
1	55237	1,077,575,842	Approve / Reject /Abstain

2	13974	4,021,677	Abstain
3	19782	1,500,000	Abstain
4	53825	3,500,000	Abstain
5	26491	229,029,200	Approve
6	71409	9,325	Approve
7	13307	32,247,200	Approve
8	71409	940	Approve
9	36719	1,990,300	Approve
10	73333	11,686,800	Approve
11	13296	453,225	Approve
12	13136	2,768,575	Approve
13	31050	523,800	Approve
14	93490	3,484,045	Approve
15	20544	3,583,300	Approve
16	21141	703,940	Approve
17	75166	9,378,600	Approve
18	27074	81,560,847	Approve

19	18048	7,399,995	Approve
20	83609	10,100,100	Approve
21	12318	12,741,700	Approve
22	18924	2,303,900	Approve
23	29596	9,038,700	Approve
24	60463	20,722,000	Approve
25	19384	73,515,154	Approve
26	59877	12,485,000	Approve
27	33968	255,100	Approve
28	54797	265,620	Approve
29	71409	8,116,700	Approve
30	20903	3,422,600	Approve
31	25232	27,698,800	Approve
32	14791	3,877,300	Approve
33	30066	76,300	Approve
34	89142	2,687,500	Approve
35	31064	159,653	Approve
36	22105	-	Approve

37	23958	-	Approve
38	16878	61,100	Approve
39	24141	7,694,300	Approve
40	97539	1,769,969	Approve
41	71102	10,375,486	Approve
42	40147	32,580,548	Approve
43	27692	3,148,600	Approve
44	32614	2,788,300	Approve